FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For June 24, 2016

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Deswell Announces Fourth Quarter 2016 Results

-  Company Announces Fourth Quarter Cash Dividend of $0.035 Per Share -

FOR IMMEDIATE RELEASE

MACAO (June 24, 2016) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its financial results for the fiscal fourth quarter ended March 31, 2016.

Net sales for the fourth quarter ended March 31, 2016 were $8.4 million, an increase of 3.5% compared to net sales of $8.1 million for the same quarter ended March 31, 2015. Net sales decreased by 9.7% to $4.1 million in the Company’s plastic segment and increased by 20.3% to $4.3 million in the electronic segment.   The operating loss in the fourth quarter was $1.8 million, compared to an operating loss of $0.7 million for the same quarter of fiscal 2015.

Total gross margin increased to 15.1% in the fourth quarter ended March 31, 2016 compared to 11.5% in the same quarter last year.  Gross profit margin in the plastic segment increased to 25.6% of net sales for the fourth quarter of fiscal 2016 compared to 22.8% of net sales for the same quarter of last fiscal year.   The increase in gross profit and margin in the plastic segment was mainly due to a decrease in factory overheads as a percentage of sales offsetting an increase in raw materials cost. The improvement in gross profit and margin in the electronic segment was mainly attributed to decreases in labor cost and factory overheads as a percentage of sales, offsetting an increase in raw materials cost.

The Company reported a net loss of $1.2 million for the fourth quarter ended March 31, 2016 compared to a net income of $0.01 million for the quarter ended March 31, 2015.  Deswell reported basic and diluted loss per share of ($0.072) for the fourth quarter of fiscal 2016 (based on 16,056,000 and 16,056,000 weighted average shares outstanding, respectively), compared to basic and diluted income per share of $0.001 (based on 16,056,000 and 16,056,000 weighted average shares outstanding, respectively), for the quarter ended March 31, 2015.

Net sales for the year ended March 31, 2016 were $44.6 million, an increase of 17.0%, compared to sales of $38.1 million for the corresponding period in fiscal 2015.  Operating loss for the year ended March 31, 2016 was $5.3 million, compared to operating loss of $5.1 million for fiscal 2015.  The Company reported a net loss of $4.9 million in fiscal 2016, compared to net loss of $2.8 million for the year ended March 31, 2015.  Deswell reported basic and diluted net loss per share of ($0.31) for fiscal 2016, (based on 16,056,000 and 16,056,000 weighted average share outstanding, respectively), compared to basic and diluted loss per share of ($0.17) (based on 16,056,000 and 16,056,000 weighted average shares outstanding, respectively), for the prior fiscal year.

The Company's balance sheet remained strong at the end of the fourth quarter of fiscal 2016, with $12.0 million in cash and cash equivalents at March 31, 2016 compared to $14.3 million at March 31, 2015.  Working capital totaled $39.9 million as of March 31, 2016, versus $45.9 million as of March 31, 2015.  Furthermore, the Company has no long-term or short-term borrowings as of March 31, 2016.

Mr. Edward So, Chief Executive Officer, commented, “During the fourth quarter we saw increased revenues, primarily driven by continued growth in our electronics division and we achieved enhanced margin performance in both our electronics and our plastics segments.   We’ve increased our focus on the ODM business and have had success in identifying and capturing opportunities in adjacent markets.  The marketplace remains challenging, particularly as product life cycles continue to shorten and we’re working closely with our customers and accelerating our R&D efforts to ensure that products are going to market as quickly as possible.  Our balance sheet remains strong, providing a solid foundation for the continued growth of our business.”

Fourth Quarter Dividends
The Company also announced that on June 24, 2016 its board of directors declared a cash dividend of $0.035 per share for the fiscal fourth quarter ended March 31, 2016.  The dividend will be payable on July 27, 2016 to shareholders of record as of July 7, 2016.

About Deswell
Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic molds and accessory parts for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements
Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:
John Nesbett/Jennifer Belodeau
Institutional Marketing Services (IMS)
203.972.9200

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (U.S. dollars in thousands except per share data)

 1.       Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at March 31, 2016 and March 31, 2015, the results of operations for the year ended March 31, 2016 and March 31, 2015, and the cash flows for the year ended March 31, 2016 and March 31, 2015.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on July 28, 2015 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.        Marketable securities and other securities investments

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, unrealized gain (loss) and cost are as follows:

	March 31, 2015
	Cost	Gross Unrealized gain/ (loss)	Fair value
Marketable securities
Equity securities	$9,533	$270	$9,803
Available-for-sale securities
Corporate debt securities	$1,614	$62	$1,676

	March 31, 2016
	Cost	Gross Unrealized gain/ (loss)	Fair value
Marketable securities
Equity securities	$13,611	$(1,591)	$12,020
Available-for-sale securities
Corporate debt securities	$1,614	$(11)	$1,603

Marketable Securities

The Company acquired equity securities listed on the Hong Kong Stock Exchange. These securities are recorded at fair value based on quoted market prices.

Unrealized gain (loss) from these marketable securities is included in the non-operating income of the consolidated statement of income (loss).

There was no realized gain from the sale of marketable securities during the quarter ended March 31, 2016.

Available-For-Sale Securities

The Company has investments in corporate bonds that have been classified as available-for-sale and recorded at fair value based upon quoted market prices. Unrealized gains and losses arising from the revaluation of available-for-sale securities are included in accumulated other comprehensive income (loss) in the Consolidated Balance Sheet.

During the quarter ended March 31, 2016, there was no realized gain from the sale of available-for-sale securities.

The contractual maturity of the Corporate bond held at March 31, 2016 was more than 10 years.

3.       Income from Available-For-Sale Securities

For the quarter ended March 31, 2016, the dividend income derived from the available-for-sale securities of $37 and the unrealized loss on available-for-sale securities of $12 have been separately presented as non-operating loss and other comprehensive loss.

4.       Inventories

	March 31,	March 31,
	2016	2015
Inventories by major categories :
Raw materials	$4,038	$4,963
Work in progress	2,372	4,437
Finished goods	1,704	1,428
	$8,114	$10,828

5.       Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with ASC No. 260, "Earnings Per Share" (formerly the SFAS No.128 “Earnings Per Share”).

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.

The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

The net income (loss) for the quarter and year ended March 31, 2016 and 2015 were both from the Company’s continuing operations.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
 CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Quarter Ended March 31, 2016 Compared to Quarter Ended March 31, 2015

Net Sales - The Company’s net sales for the quarter ended March 31, 2016 were $8,410,000, an increase of $284,000, or 3.5%, as compared to the corresponding period in fiscal 2015.  The increase in sales was mainly related to the increase of $725,000 in our electronic segment, offsetting the decrease in sales of $441,000 in our plastic segment.  These represent an increase of 20.3% and a decrease of 9.7% respectively, as compared with the net sales from these segments in the corresponding period of the prior fiscal year.

The increase in net sales in the electronic segment was largely due to an increase in orders of $1,292,000 from existing customers for professional audio equipment and home entertainment products, offsetting a decrease of $567,000 in sales for professional audio equipment from other existing customers. The decrease in net sales in our plastic segment was mainly due to a decrease in orders from existing customers of $842,000 for office and printing equipment, motor vehicle and telephone products, offsetting an increase in orders from other existing customers of $401,000 mainly for tooling and other products.

Gross Profit - The gross profit for the quarter ended March 31, 2016 was $1,273,000, representing a gross profit margin of 15.1%.  This compares with the overall gross profit and gross profit margin of $934,000 or 11.5% for the quarter ended March 31, 2015.

Gross profit in the plastic segment increased by $15,000 to $1,050,000 or 25.6% of net sales, for the quarter ended March 31, 2016, as compared to $1,035,000 or 22.8% of net sales, for the quarter ended March 31, 2015.  The increase in gross margin in the plastic segment was mainly attributed to the combined effect of decreases in factory overhead and subcontracting charges, offsetting an increase in raw materials cost, as compared to the same quarter in the prior year.

Gross profit in the electronic segment was $223,000 for the quarter ended March 31, 2016, as compared to gross loss of $101,000 for the same period of the last fiscal year. The increase in gross margin was mainly attributed to decrease in labor cost, and factory overheads, offsetting an increase in raw materials cost, as compared to the same quarter of last fiscal year.

Selling, General and Administrative Expenses – SG&A expenses for the quarter ended March 31, 2016 were $2,468,000, as compared to $2,140,000 for the corresponding period of last year.  As a percentage of sales, the SG&A expenses were 29.3% for the quarter ended March 31, 2016, as compared to 26.3% for the same quarter of last fiscal year.

The SG&A expenses in the plastic segment increased to $1,395,000, or 34.0% of net sales, for the quarter ended March 31, 2016, as  compared to $1,349,000, or 29.7% of net sales for the corresponding period in fiscal 2015. The increase in SG&A expenses was due to an increase of $193,000 in director remuneration, offsetting decreases of $53,000 in staff and welfare costs, $29,000 in utility expense, and $57,000 in selling expense, as compared with the year-ago quarter.

SG&A expenses in the electronic segment increased to $1,073,000, or 24.9% of net sales for the quarter ended March 31, 2016, compared to $791,000, or 22.1% of net sales for the corresponding period in fiscal 2015.  The increase in SG&A expenses for the quarter ended March 31, 2016 was mainly due to an increase of $360,000 in staff cost, offsetting a decrease of $29,000 in selling expense, and $28,000 in other expenses as compared with the corresponding quarter in the prior fiscal year.

Other expenses - Other expense was $574,000 for the quarter ended March 31, 2016, as compared to other income of $463,000 for the quarter ended March 31, 2015.

On a segment basis, other expense attributable to the plastic segment was $658,000 as compared to other expense of $44,000 for the same quarter last year.  The increase in other expense for the quarter ended March 31, 2016 was mainly due to an increase of $605,000 in loss from disposal of fixed assets, as compared to the corresponding year-ago quarter.

Other income attributable to the electronic segment was $84,000 for the quarter ended March 31, 2016, as compared to other income of $507,000 for the year-ago quarter. The decrease in other income for the quarter ended March 31, 2016 was mainly due to a decrease of $484,000 in gain on disposal of fixed assets, offsetting other income of $40,000, as compared to the corresponding quarter of the prior fiscal year.

Operating loss - Operating loss was $1,769,000 for the quarter ended March 31, 2016, as compared with operating loss of $743,000 for the corresponding quarter in the prior fiscal year.

On a segment basis, the operating loss in the plastic division was $1,003,000 in the quarter ended March 31, 2016 compared to an operating loss of $358,000 in the corresponding period of fiscal 2015. The increase in operating loss in the plastic division was mainly due to an increase in other expense as described above.

Operating loss in the electronic segment was $766,000 in the quarter ended March 31, 2016 compared to operating loss of $385,000 in the corresponding period of fiscal 2015.  The increase in operating loss in the electronic segment was mainly due to an increase in SG&A expense and a decrease in other income as described above.

Non-operating income – Non-operating income was $606,000 for the quarter ended March 31, 2016 as compared to non-operating income of $804,000 for the year-ago quarter.  The decrease in non-operating income is mainly attributable to decreases of $294,000 on the fair value of marketable securities and of $103,000 in gain on sale of marketable securities, offsetting an increase of $164,000 in rental income, as compared to the year-ago quarter.

Income Taxes – Income tax for the quarter ended March 31, 2016 was comprised of income tax expense of $28,000 and a deferred tax benefit of $34,000, as compared to income tax expense of $19,000 and a deferred tax provision of $29,000 in the corresponding quarter of the prior fiscal year.

On a segment basis, there was income tax expense of $19,000 and a deferred tax benefit of $34,000 in the plastic segment for the quarter ended March 31, 2016, as compared to income tax expense of $9,000 and a deferred tax provision of $29,000 in the year-ago quarter.  Income tax for the electronic segment for the quarter ended March 31, 2016 was $9,000, as compared to income tax expense of $10,000 in the corresponding quarter of fiscal 2015.

Net loss – The Company had a net loss of $1,157,000 for the quarter ended March 31, 2016 as compared to net income of $13,000 for the quarter ended March 31, 2015.

Net loss for the plastic segment for the quarter ended March 31, 2016 totaled $282,000, as compared to a net income of $333,000 for the corresponding quarter in fiscal 2015.  The decrease in net income was mainly the result of an increase in other expense for the quarter as described above.

Net loss for the electronic segment for the quarter ended March 31, 2016 was $875,000, as compared to net loss of $320,000 for the corresponding quarter in fiscal 2015.  The increase in net loss in the electronic segment was primarily the result of an increase in SG&A expense as well as decreases in other and non-operating income as described above.

Year Ended March 31, 2016 Compared to Year Ended March 31, 2015

Net Sales - The Company's net sales for the year ended March 31, 2016 were $44,568,000, an increase of $6,491,000 or 17.0% as compared to $38,077,000 in the corresponding period in fiscal 2015. The increase was related to an increase in sales revenues of $53,000 in our plastic segment and an increase of $6,438,000 in our electronic segment, as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

The revenue increase in the plastic segment was due to an increase of $2,894,000 in orders from existing customers for printing, office equipment and local sales, offsetting a decrease of $2,841,000 in sales orders from existing customers mainly for telephone, medical and other products.

The revenue increase in the electronic segment was mainly due to an increase of $8,858,000 in orders from existing customers for home entertainment products and professional audio instruments, offsetting a decrease of $2,535,000 in orders for professional audio equipment from other existing customers.  The increase in sales orders was mainly attributed to the continued efforts to develop new opportunities and collaborating new products with our existing customers.

Gross Profit - Gross profit for the year ended March 31, 2016 was $4,793,000, representing a gross profit margin of 10.8%. This compared with the overall gross profit and gross profit margin of $3,436,000 or 9.0% for the year ended March 31, 2015.

Gross profit in the plastic segment increased by $45,000 to $3,381,000 or 17.1% of net sales for the year ended March 31, 2016, as compared to $3,336,000 or 16.9% of net sales, for the same period in the prior fiscal year.  The increase in gross margin for the plastic segment was mainly due to decrease in factory overheads, as percentage of net sales, when compared with last fiscal year.

Gross profit in the electronic segment increased by $1,312,000 to $1,412,000 or 5.7% of net sales for the year ended March 31, 2016, as compared to $100,000 or 0.5% of net sales, for the prior fiscal year.  The increase in gross margin was mainly attributed to decreases in labor cost and factory overheads, offsetting an increase in raw materials cost, as a percentage of sales, when compared with last fiscal year.

Selling, general and administrative expenses - SG&A expenses for the year ended March 31, 2016 were $9,119,000 or 20.5% of total net sales, as compared to $9,203,000 or 24.2% of total net sales for the year ended March 31, 2015. Selling, general and administrative expenses decreased by $84,000 or 0.9% in fiscal 2016 compared to last fiscal year.

SG&A expenses in the plastic segment decreased by $494,000 to $5,307,000 or 26.8% of net sales for the year ended March 31, 2016, compared to $5,801,000 or 29.3% of net sales for fiscal 2015. The decrease was primarily related to decreases of $139,000 in stock compensation cost, $41,000 in legal and professional fees, $64,000 in local government taxes, $28,000 in travelling expense, as well as $124,000 in selling expense, as compared with the same period in the prior fiscal year.

SG&A expenses in the electronic segment increased by $410,000 to $3,812,000 or 15.4% of net sales for the year ended March 31, 2016, compared to $3,402,000 or 18.6% of net sales for fiscal 2015. The increase was mainly due to increases of $600,000 in staff costs, offsetting decreases of $60,000 in stock compensation cost, $49,000 in local government taxes and $15,000 in utility expense, as well as $29,000 in selling expense, when compared to prior fiscal year.

Other expense - Other expense was $1,021,000 for the year ended March 31, 2016, as compared to other income of $613,000 in prior fiscal year.

On a segment basis, other expense attributable to the plastic segment for the year ended March 31, 2016 was $1,310,000, as compared to other income of $12,000 for prior fiscal year. Other expense in fiscal 2016 was mainly due to $600,000 in exchange loss, $426,000 of loss on disposal of fixed assets and a provision of $273,000 for doubtful receivables, as compared to gains on disposal of fixed assets of $259,000 and of $20,000 for materials, offsetting an exchange loss of $170,000 and a provision of $98,000 for doubtful receivables during fiscal 2015.

Other income attributable to the electronic segment for the year ended March 31, 2016 was $289,000, as compared with other income of $601,000 for the prior fiscal year. This decrease in other income was mainly due to gains of $49,000 from exchange, of $153,000 from sale of materials and others, and of $83,000 in other income during the year ended March 31, 2016, as compared to a gain of $507,000 on the disposal of fixed assets and income of $88,000 from the sale of materials and others during last fiscal year.

Operating Loss - Operating loss was $5,347,000 for the year ended March 31, 2016, as compared to operating loss of $5,154,000 in prior fiscal year.

On a segment basis, the operating loss in the plastic segment was $3,236,000 in the year ended March 31, 2016, as compared to an operating loss of $2,453,000 in fiscal 2015.   The increase in operating loss in the plastic segment was mainly due to a decrease in other income as a percentage of net sales.

The electronic segment reported an operating loss of $2,111,000 in the year ended March 31, 2016, compared to an operating loss of $2,701,000 in fiscal 2015.  The decrease in operating loss was largely due to an increase in sales turnover and gross margin as described above.

Non-operating income – Non-operating income for the year ended March 31, 2016 was $571,000, as compared to non-operating income of $2,554,000 in last fiscal year.  The decrease was primarily due to decreases of $2,754,000 on the fair value of marketable securities, and of $163,000 in interest income, offsetting increases of $359,000 in dividend income, $423,000 in realized gain on sale of marketable securities, and $192,000 in rental income as compared to fiscal 2015.

Income Taxes – Income tax for the year ended March 31, 2016 represented an income tax expense of $104,000 and a deferred tax provision of $54,000, as compared to an income tax expense of $94,000 and a deferred tax provision of $114,000 in last fiscal year.

On a segment basis, there was income tax expense of $50,000 and a deferred tax provision of $54,000 in the plastic segment for the year ended March 31, 2016, as compared to income tax expense of $51,000 and a deferred tax provision of $114,000 during the last fiscal year.  The income tax of the electronic segment was comprised of income tax expense of $54,000 for the year ended March 31, 2016, as compared to income tax expense of $43,000 in fiscal 2015.

Net Loss – The Company had a net loss of $4,934,000 for the year ended March 31, 2016, as compared to a net loss of $2,808,000 for the year ended March 31, 2015.   The increase in net loss was mainly the result of decreases in other and non-operating income as described above.

Net loss for the plastic segment for the year ended March 31, 2016 totaled $2,776,000, as compared to a net loss of $502,000 for fiscal 2015.  The increase in net loss in the plastic segment was mainly due to decreases in other and non-operating income described above.

Net loss for the electronic segment for the year ended March 31, 2016 was $2,158,000, compared to net loss of $2,306,000 for fiscal 2015.  The decrease in net loss in the electronic segment was mainly attributable to an increase in gross margin as described above.

Liquidity and Capital Resources

The Company relies primarily upon internally generated funds to finance its operations and investments.

As of March 31, 2016, the Company had working capital of $39,890,000 as compared to $45,864,000 at March 31, 2015.   The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company had no short-term borrowings or long-term borrowings as of March 31, 2016.

As of March 31, 2016, the Company had cash and cash equivalents $11,996,000, as compared to $14,325,000 at March 31, 2015.  During the year ended March 31, 2016, net cash provided by operating activities was $563,000.  Net cash used in investing activities was $1,206,000, mainly accounted for by proceeds of $1,266,000 from the disposal of fixed assets, a decrease of $4,635,000 in fixed deposits maturing over three months and proceeds of $6,798,000 from sale of marketable securities, offsetting cash used in purchase of fixed assets for $591,000 and of marketable securities for $10,349,000, and an increase of $2,965,000 in fixed deposits maturing over twelve months during the year ended March 31, 2016.   Net cash used in financing activities was comprised mainly of $1,686,000 in payment for dividends in the year ended March 31, 2016.

As of March 31, 2016, the Company had no general banking facilities.  The Company expects that working capital requirements and capital additions will be funded through internally generated funds.

DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEET
( U.S. dollars in thousands)
	March 31,	March 31,
	2016	2015
ASSETS	(Unaudited)	(Audited)

Current assets :
Cash and cash equivalents	$11,996	$14,325
Fixed deposits maturing over three months	5,276	9,911
Marketable securities (note 2)	12,020	9,803
Available-for-sale securities (note 2)	1,603	1,676
Accounts receivable, net	9,208	9,577
Inventories (note 4)	8,114	10,828
Prepaid expenses and other current assets	1,658	2,120
Assets held for sale	778	-
Total current assets	50,653	58,240
Property, plant and equipment - net	32,352	36,598
Time deposits maturing over twelve months	4,566	1,601
Total assets	$87,571	$96,439

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$2,228	$3,348
Accrued payroll and employee benefits	4,035	4,228
Customer deposits	1,423	2,450
Other accrued liabilities	1,289	1,201
Income taxes payable	401	345
Deferred income tax liabilities	825	804
Dividend payable	562	-
Total current liabilities	10,763	12,376

Shareholders' equity
Common shares nil par value - authorized 30,000,000 shares,
shares issued and outstanding as of March 31, 2016 and
March 31, 2015 - 16,056,239;	53,063	53,063
Additional paid-in capital	5,492	5,492
Accumulated other comprehensive income	5,305	5,378
Retained earnings	12,948	20,130
Total shareholders' equity	76,808	84,063
Total liabilities and shareholders' equity	$87,571	$96,439

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS &
COMPREHENSIVE INCOME (LOSS) (UNAUDITED)
( U.S. dollars in thousands, except per share data )
	Quarter ended		Year ended
	March 31,		March 31,
	2016	2015	2016	2015

Net sales	$8,410	$8,126	$44,568	$38,077
Cost of sales	7,137	7,192	39,775	34,641
Gross profit	1,273	934	4,793	3,436
Selling, general and administrative expenses	2,468	2,140	9,119	9,203
Other income (expense), net	(574)	463	(1,021)	613
Operating loss	(1,769)	(743)	(5,347)	(5,154)
Non-operating income, net (note 3)	606	804	571	2,554
Income (Loss) before income taxes	(1,163)	61	(4,776)	(2,600)
Income taxes	(6)	48	158	208
Net income (loss) attributable to Deswell Industries, Inc.	$(1,157)	$13	$(4,934)	$(2,808)

Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale securities	$(12)	$(12)	$(73)	$33
Comprehensive income (loss) attributable to Deswell Industries, Inc.	$(1,169)	$1	$(5,007)	$(2,775)

Net income (loss) per share attributable to Deswell Industries, Inc. (note 5)
Basic:
	$(0.072)	$0.001	$(0.3073)	$(0.1749)
Net income (loss) per share	$(0.072)	$0.001	$(0.31)	$(0.17)
Weighted average common shares outstanding
shares (in thousands)	16,056	16,056	16,056	16,056

Diluted:
Net loss per share	$(0.072)	$0.001	$(0.31)	$(0.17)
Weighted average number of shares
outstanding (in thousands)	16,056	16,056	16,056	16,056

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
( U.S. dollars in thousands )	Year ended
	March 31,
	2016	2015
Cash flows from operating activities :
Net income (loss)	$(4,934)	$(2,808)
Adjustments to reconcile net income to net cash
provided by operating activities :
Depreciation and amortization	2,373	2,824
(Reversal of) provision for doubtful accounts	274	73
Allowances for obsolete inventories	(252)	341
Gain on disposal of property, plant and equipment	420	(766)
Unrealized holding (gain) loss on marketable securities	1,860	(954)
Realized (gain) on disposal of marketable securities	(526)	(102)
Stock-based compensation	-	199
Deferred tax	21	115
Changes in operating assets and liabilities :
Accounts receivable	95	(1,724)
Inventories	2,966	(157)
Prepaid expenses and other current assets	462	(646)
Accounts payable	(1,120)	683
Accrued payroll and employee benefits	(193)	(163)
Customer deposits	(1,027)	670
Other accrued liabilities	88	(36)
Income taxes payable	56	81
Net cash provided by (used in) operating activities	563	(2,370)

Cash flows from investing activities
Purchase of property, plant and equipment	(591)	(890)
Proceeds from disposal of property, plant and equipment,	1,266	976
Purchase of marketable securities	(10,349)	(4,455)
Proceeds from disposal of marketable securities	6,798	1,011
Decrease in fixed deposits maturing over three months	4,635	1,347
Increase in fixed deposits maturing over twelve months	(2,965)	(1,601)
Net cash provided by (used in) investing activities	(1,206)	(3,612)

Cash flows from financing activities
Dividends paid	(1,686)	(2,971)
Net cash used in financing activities	(1,686)	(2,971)

Cash effect of exchange rate changes	-	-

Net decrease in cash and cash equivalents	(2,329)	(8,953)
Cash and cash equivalents, at beginning of period	14,325	23,278
Cash and cash equivalents, at end of period	11,996	14,325

Supplementary disclosures of cashflow information:
Cash paid during the period for:
Interest	-	-
Income taxes	25	6

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of
Deswell Industries, Inc.
by

Edward So
Chief Executive Officer

Date: June 24, 2016